Exhibit 99.1

Four Seasons Education Reports Third Quarter Fiscal 2020 Unaudited Financial Results

SHANGHAI, January 16, 2020 (PRNewswire) – Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education, today announced its unaudited financial results for the third quarter fiscal year 2020, ended November 30, 2019.

Third Quarter Fiscal Year 2020 Financial and Operational Highlights

•	Revenue increased by 13.5% to RMB103.5 million (US$14.7 million) from RMB91.2 million in the same period of last year.
•	Gross profit increased by 10.2% to RMB53.0 million (US$7.5 million) from RMB48.1 million in the same period of last year.
•	Operating income increased by 41.5% to RMB10.9 million (US$1.5 million) from RMB7.7 million in the same period of last year.
•	Adjusted operating income(1) (non-GAAP) increased by 1.5% to RMB17.0 million (US$2.4 million) from RMB16.7 million in the same period of last year.
•	Net income increased by 321.6% to RMB11.3 million (US$1.6 million) from RMB2.7 million in the same period of last year.
•	Adjusted net income(2) (non-GAAP) increased by 6.0% to RMB14.5 million (US$2.1 million) from RMB13.7 million in the same period of last year.
•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders were RMB0.24 (US$0.03) and RMB0.23 (US$0.03), respectively, compared with RMB0.06 and RMB0.05, respectively, for the same period of last year. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(3) (non-GAAP) were RMB0.31 (US$0.04) and RMB0.30 (US$0.04), respectively, compared with RMB0.28 and RMB0.27, respectively, for the same period of last year.

•	Number of learning centers was 55 as of November 30, 2019.
•	Total student enrollment(4) reached 67,714, representing an increase of 47.7% from 45,857 during the same period of last year.

(1) Adjusted operating income is defined as operating income excluding share-based compensation expenses.

(2) Adjusted net income is defined as net income excluding share-based compensation expenses and fair value change of investments measured at fair value.

(3) Adjusted basic/diluted net income per ADS attributable to ordinary shareholders is defined as basic/diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments measured at fair value per ADS attributable to ordinary shareholders.

(4) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

“Our third quarter fiscal 2020 results demonstrate another quarter of solid operation,” said Ms. Yi (Joanne) Zuo, Director and Chief Executive Officer of Four Seasons Education. “In this quarter, we continued to carry out our strategy of enriching and diversifying our course offerings to students across broader age groups. We remained diligent in constructing and optimizing our learning center network in addition to constant dedication to curriculum development and cultivating innovative educational products and services. The introduction of our math lab project to regular K-12 schools has also received positive feedback from our school partners. Inspired by the robust growth of our online presence, we are proactively exploring new opportunities in the online education market. We believe all these efforts will keep strengthening our reputation as the go-to brand in the industry for academic improvement and interest development.”

“We are pleased with our operating and financial performance in the third quarter. We maintained the profitable position and our growth momentum. With respect to our learning center network development, we opened two new learning centers in Jiangsu Province during the quarter. Operationally, we will remain prudent in our learning center network optimization as we explore better locations and more favorable rental terms.

“In the third quarter of fiscal 2020, our total revenue increased by 13.5% year over year to RMB103.5 million. This healthy top-line growth was in line with our expectations and reflected the on-track ramp-up of our existing learning centers. Coupled with our cost control and operational optimization, we realized an operating profit growth of 41.5% year over year. Consequently, our bottom-line yielded a growth of 321.6% year over year with a net profit margin of 10.9% in the third quarter. Our stable financial performance boosts our confidence in our development strategy. With our strong educational capability and rich industry experience, we are ready to propel forward our growth trajectory in the K-12 after school education market,” Ms. Zuo concluded.

Third Quarter Fiscal Year 2020 Financial Results

Revenue increased by 13.5% to RMB103.5 million (US$14.7 million) for the third quarter of fiscal year 2020 from RMB91.2 million in the same period of last year, primarily attributable to the healthy ramp-up of new learning centers the Company opened during fiscal year 2019.

Cost of revenue increased by 17.2% to RMB50.5 million (US$7.2 million) for the third quarter of fiscal year 2020 from RMB43.1 million in the same period of last year, primarily attributable to the increase in faculty staff cost.

Gross profit increased by 10.2% to RMB53.0 million (US$7.5 million) for the third quarter of fiscal year 2020 from RMB48.1 million in the same period of last year.

General and administrative expenses increased by 4.1% to RMB33.4 million (US$4.8 million) for the third quarter of fiscal year 2020 from RMB32.1 million in the same period of last year.

Sales and marketing expenses increased by 5.0% to RMB8.8 million (US$1.2 million) for the third quarter of fiscal year 2020 from RMB8.3 million in the same period of last year.

Operating income increased by 41.5% to RMB10.9 million (US$1.5 million) for the third quarter of fiscal year 2020 from RMB7.7 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, increased by 1.5% to RMB17.0 million (US$2.4 million) for the third quarter of fiscal year 2020 from RMB16.7 million in the same period of last year.

Interest income, net was RMB1.5 million (US$0.2 million) for the third quarter of fiscal year 2020, compared with RMB1.2 million in the same period of last year.

Other income, net was RMB4.1 million (US$0.6 million) for the third quarter of fiscal year 2020, compared with other expenses of RMB2.6 million in the same period of last year, primarily due to investment fair value change and foreign exchange.

Net income increased by 321.6% to RMB11.3 million (US$1.6 million) during the third quarter of fiscal year 2020, compared with RMB2.7 million in the same period of last year.

Adjusted net income increased by 6.0% to RMB14.5 million (US$2.1 million), compared with RMB13.7 million in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the third quarter of fiscal year 2020 were RMB0.24 (US$0.03) and RMB0.23 (US$0.03), respectively, compared with RMB0.06 and RMB0.05, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the third quarter of fiscal year 2020 were RMB0.31 (US$0.04) and RMB0.30 (US$0.04), respectively, compared with RMB0.28 and RMB0.27, respectively, for the same period of last year.

Cash and cash equivalents. As of November 30, 2019, the Company had cash and cash equivalents of RMB564.6 million (US$80.3 million), an increase of 28.4% compared with RMB439.6 million as of February 28, 2019.

First Nine Months Fiscal Year 2020 Financial Results

Revenue increased by 17.4% to RMB318.0 million (US$45.2 million) for the first nine months of fiscal year 2020 from RM270.9 million in the same period of last year, primarily attributable to the healthy ramp-up of new learning centers the Company opened during fiscal year 2019, and the increase in student enrollment as a result of the expanded course offerings with higher diversification.

Cost of revenue increased by 22.9% to RMB154.7 million (US$22.0 million) for the first nine months of fiscal year 2020 from RMB125.8 million in the same period of last year, primarily attributable to the increase in faculty staff.

Gross profit increased by 12.6% to RMB163.3 million (US$23.2 million) for the first nine months of fiscal year 2020 from RMB145.1 million in the same period of last year.

General and administrative expenses increased by 11.7% to RMB99.5 million (US$14.2 million) for the first nine months of fiscal year 2020 from RMB89.1 million in the same period of last year, primarily attributable to increased staff cost.

Sales and marketing expenses increased by 7.8% to RMB26.7 million (US$3.8 million) for the first nine months of fiscal year 2020 from RMB24.7 million in the same period of last year.

Operating income increased by 18.7% to RMB37.1 million (US$5.3 million) for the first nine months of fiscal year 2020 from RMB31.3 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, increased by 11.0% to RMB60.4 million (US$8.6 million) for the first nine months of fiscal year 2020 from RMB54.4 million in the same period of last year.

Interest income, net decreased by 29.4% to RMB4.1 million (US$0.6 million) for the first nine months of fiscal year 2020 from RMB5.9 million in the same period of last year.

Other income, net reached RMB6.2 million (US$0.9 million) for the first nine months of fiscal year 2020 from other expenses of RMB6.0 million in the same period of last year, primarily due to investment fair value change and foreign exchange.

Income tax expenses increased by 9.3% to RMB19.9 million (US$2.8 million) for the first nine months of fiscal year 2020 from RMB18.2 million in the same period of last year.

Net income was RMB35.8 million (US$5.1 million) during the first nine months of fiscal year 2020, up 110.1% from RMB17.0 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of the Company’s investments measured at fair value, increased by 10.0% to RMB52.6 million (US$7.5 million) from RMB47.8 million in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the first nine months of fiscal year 2020 were RMB0.72 (US$0.10) and RMB0.70 (US$0.10), respectively, compared with RMB0.35 and RMB0.33, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the first nine months of fiscal year 2020 were RMB1.07 (US$0.15) and RMB1.04 (US$0.15), respectively, compared with RMB0.99 and RMB0.94, respectively, for the same period of last year.

Business Outlook

For the fourth quarter of fiscal year 2020, the Company expects to generate revenue in the range of RMB80.9 million to RMB84.1 million, representing a year-over-year growth of approximately 25% to 30%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on January 16, 2020 (9:00 PM Beijing/Hong Kong time on January 16, 2020)

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until January 23, 2020, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10138241

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers. Over the years, the quality of the Company’s education services has been demonstrated by its student outstanding academic performance.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and use certain non-GAAP measures, including primarily adjusted operating income, adjusted net income, adjusted net margin and adjusted basic and diluted net income per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income is defined as operating income excluding share-based compensation expenses. Adjusted net income is defined as net income excluding share-based compensation expenses and fair value change of investments measured at fair value. Adjusted net margin is defined as adjusted net income divided by revenue. Adjusted basic/ diluted net income per ADS attributable to ordinary shareholders is defined as basic/diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments measured at fair value per ADS attributable to ordinary shareholders. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses and fair value change of investments measured at fair value (where applicable) that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of investments measured at fair value (where applicable) that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0308 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on November 29, 2019.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28,	November 30,	November 30,
	2019	2019	2019
	RMB	RMB	USD
Current assets:
Cash and cash equivalents	439,580	564,566	80,299
Accounts receivable and contract assets	811	1,945	277
Amounts due from related parties	119	908	129
Other receivables, deposits and other assets	22,517	24,118	3,430
Short-term investment under fair value	32,715	-	-
Long-term investment under fair value - current	-	177,028	25,179
Total current assets	495,742	768,565	109,314

Restricted cash	31,655	37,680	5,359
Property and equipment, net	27,000	22,493	3,199
Operating lease right-of-use assets	-	208,497	29,655
Intangible asset, net	43,897	40,651	5,782
Goodwill	149,775	149,775	21,303
Deferred tax assets	9,536	11,203	1,593
Equity method investments	219	1,317	187
Long-term investment under fair value	162,937	-	-
Rental deposits—non-current	11,293	12,279	1,746
Total non-current assets	436,312	483,895	68,824
TOTAL ASSETS	932,054	1,252,460	178,138

Current liabilities
Amounts due to related parties	10,719	1,790	255
Accrued expenses and other current liabilities	56,566	59,093	8,403
Operating lease liabilities – current	-	54,820	7,797
Income tax payable	9,065	21,325	3,033
Deferred revenue	87,870	131,944	18,767
Total current liabilities	164,220	268,972	38,255

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28,	November 30,	November 30,
	2019	2019	2019
	RMB	RMB	USD
Non-current liabilities
Deferred tax liability	10,903	10,103	1,437
Operating lease liabilities – non-current	-	158,389	22,528
Total non-current liabilities	10,903	168,492	23,965
TOTAL LIABILITIES	175,123	437,464	62,220

EQUITY
Total equity	756,931	814,996	115,918

TOTAL LIABILITIES AND EQUITY	932,054	1,252,460	178,138

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenue	91,167	103,505	14,722	270,942	317,984	45,227
Cost of revenue	(43,064)	(50,485)	(7,181)	(125,837)	(154,656)	(21,997)

Gross profit	48,103	53,020	7,541	145,105	163,328	23,230

General and administrative expenses	(32,083)	(33,394)	(4,750)	(89,112)	(99,546)	(14,159)
Sales and marketing expenses	(8,336)	(8,754)	(1,245)	(24,717)	(26,657)	(3,791)

Operating income	7,684	10,872	1,546	31,276	37,125	5,280

Subsidy income	340	1,102	157	4,145	8,497	1,209
Interest income, net	1,209	1,531	218	5,865	4,143	589
Other (expenses)/ income, net	(2,635)	4,113	585	(6,018)	6,166	877

Income before income taxes	6,598	17,618	2,506	35,268	55,931	7,955

Income tax expense	(3,912)	(6,247)	(889)	(18,230)	(19,927)	(2,834)
Loss from equity method investments	-	(47)	(7)	-	(202)	(29)

Net income	2,686	11,324	1,610	17,038	35,802	5,092
Net (loss)/ income attributable to non-controlling interest	(37)	73	10	78	1,546	220
Net income attributable to Four Seasons Education (Cayman) Inc.	2,723	11,251	1,600	16,960	34,256	4,872

Net income per ordinary share:
Basic	0.11	0.48	0.07	0.70	1.44	0.20
Diluted	0.11	0.46	0.07	0.67	1.39	0.20

Weighted average shares used in calculating net income per ordinary share:
Basic	24,065,033	23,581,105	23,581,105	24,065,033	23,843,323	23,843,323
Diluted	25,136,142	24,359,668	24,359,668	25,405,619	24,607,148	24,607,148

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income	2,686	11,324	1,610	17,038	35,802	5,092
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	8,508	(4,406)	(627)	48,638	49,195	6,997
Comprehensive income	11,194	6,918	983	65,676	84,997	12,089
Less: Comprehensive (loss)/ income attributable to non-controlling interest	(37)	73	10	78	1,546	220
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	11,231	6,845	973	65,598	83,451	11,869

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income	2,686	11,324	1,610	17,038	35,802	5,092
Add: share-based compensation expenses (net of tax effect of nil)	9,022	6,089	866	23,098	23,248	3,307
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	1,953	(2,927)	(416)	7,666	(6,474)	(921)
Adjusted net income	13,661	14,486	2,060	47,802	52,576	7,478

Net margin	2.9%	10.9%	10.9%	6.3%	11.3%	11.3%
Add: share-based compensation expenses	9.9%	5.9%	5.9%	8.5%	7.3%	7.3%
Add: fair value change of investments, excluding foreign currency translation adjustment	2.2%	(2.8%)	(2.8%)	2.8%	(2.1%)	(2.1%)
Adjusted net margin	15.0%	14.0%	14.0%	17.6%	16.5%	16.5%

Net operating income	7,684	10,872	1,546	31,276	37,125	5,280
Add: share-based compensation expenses	9,022	6,089	866	23,098	23,248	3,307
Adjusted operating income	16,706	16,961	2,412	54,374	60,373	8,587

Basic net income per ADS attributable to ordinary shareholders	0.06	0.24	0.03	0.35	0.72	0.10
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.18	0.13	0.02	0.48	0.49	0.07
Add: fair value change of investments, excluding foreign currency translation adjustment per ADS attributable to ordinary shareholders	0.04	(0.06)	(0.01)	0.16	(0.14)	(0.02)
Adjusted basic net income per ADS attributable to ordinary shareholders	0.28	0.31	0.04	0.99	1.07	0.15
Diluted net income per ADS attributable to ordinary shareholders	0.05	0.23	0.03	0.33	0.70	0.10
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.18	0.12	0.02	0.46	0.47	0.07
Add: fair value change of investments, excluding foreign currency translation adjustment per ADS attributable to ordinary shareholders	0.04	(0.05)	(0.01)	0.15	(0.13)	(0.02)
Adjusted diluted net income per ADS attributable to ordinary shareholders	0.27	0.30	0.04	0.94	1.04	0.15
Weighted average ADSs used in calculating earnings per ADS
Basic	48,130,065	47,162,210	47,162,210	48,130,065	47,686,646	47,686,646
Diluted	50,272,285	48,719,335	48,719,335	50,811,238	49,214,297	49,214,297